UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Fourth Quarter and Full Year 2014 Earnings

Monterrey, Mexico, February 23, 2015 – Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, consolidated results for the fourth quarter and full year 2014 today.1

Fourth Quarter 2014 Summary

OMA’s fourth quarter results reflect our successful strategy to promote passenger traffic growth, improve commercial services, and diversify revenues. The sum of aeronautical and non-aeronautical revenues increased at double-digit rates. As a result, OMA continued to increase its cash flow generation.

The principal results of the fourth quarter include:

▪	Total terminal passenger traffic increased 14.3% to 3.9 million in 4Q14. Domestic traffic increased 14.1%; international traffic increased 16.1%. Volaris, VivaAerobus, Interjet, Aeroméxico, TAR, Aeromar, Delta, and US Airways accounted for 97% of the growth in total traffic.
▪	Nineteen new routes, including 11 domestic and eight international routes, opened in the quarter, as a result of the combined efforts of the airlines and OMA to increase connectivity and grow passenger traffic.
▪	Aeronautical revenues increased 13.9%, principally as a result of the growth in passenger traffic and an increase in rates for services.
▪	Aeronautical revenues per passenger were Ps. 165.0.
▪	Non-aeronautical revenues increased 14.7%, as a result of growth in diversification and commercial initiatives.
▪	Non-aeronautical revenues per passenger increased 0.3% to Ps. 63.5.

________________

1 Unless otherwise stated, all references are to the fourth quarter of 2014 (4Q14), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 13.0652 per U.S. dollar as of December 31, 2013 and Ps. 14.738 as of December 31, 2014.

▪	Total costs and operating expenses decreased 10.5%.
▪	Adjusted EBITDA[2] increased 13.9% to Ps. 483 million, with an Adjusted EBITDA margin of 53.8%.
▪	Consolidated net income decreased 46.5% to Ps. 284 million, principally as a result of the benefit from the repeal of the IETU tax in the 2013 period. Earnings were Ps. 0.72 per share, or US$ 0.39 per American Depositary Share (ADS).
▪	Total Master Development Plan (MDP) and strategic investment expenditures were Ps. 252 million.

Full Year 2014 Summary

OMA’s passenger traffic reached a record 14.7 million passengers, an increase of 10.6% compared to 2013. During the year a number of important projects were carried out with the airlines to develop further the connectivity of OMA’s airports. This resulted in a net increase of 46 routes (63 openings and 17 closings).

The higher volume of passenger traffic (+10.6%) resulted in an increase of aeronautical and non-aeronautical revenues of 11.6%. Total aeronautical revenues reached Ps. 2,533 million, an 11.6% increase, as a result of the growth in passenger traffic and increases in rates for aeronautical services. Aeronautical revenues per passenger reached Ps. 172.3 (+1.0%). Non-aeronautical revenues rose 11.7% to Ps. 890 million, principally as a result of increases in revenues from the NH T2 hotel (+10.9%), parking (+14.2%), and checked baggage screening (+22.9%). Non-aeronautical revenues per passenger rose 1.0% to Ps. 60.5.

The sum of cost of services and general and administrative expenses (including the hotel) were held to an increase of 6.7%, somewhat above Mexico’s inflation rate of 4.08%.

Adjusted EBITDA increased 12.9% to Ps. 1,890 million, with a margin of 55.2% -- in line with OMA’s guidance for the year. Operating income reached Ps. 1,486 million, an increase of 22.9%. Consolidated net income decreased 14.5% to Ps. 1,027 million; the decrease was a result of the 2013 tax benefit from the repeal of the IETU tax. Full year 2014 earnings were Ps. 2.58 per share, or US$ 1.40 per American Depositary Share (ADS). The return on equity was 16.8%, and a capital reimbursement of Ps. 1,200 million was paid to shareholders during the year, based on 2013 results.

Total Master Development Plan (MDP) and strategic investment expenditures were Ps. 689 million. The resources for these investment expenditures were provided by debt. As of year-end 2014, the ratio of net debt to Adjusted EBITDA was 1.01.

______________

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

2

4Q14 Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) increased 7.3% to 87,668 operations. Domestic flight operations increased 6.7%, and international operations increased 11.3%.

Total passenger traffic increased 14.3% (+492,059 passengers). Eleven airports recorded growth, with the most significant increases in Monterrey (+21.1%; +337,089), Tampico (+23.1%; +37,181), San Luis Potosí (+46.9%; +32,901), Chihuahua (+12.1%; +27,184), and Ciudad Juárez (+14.4%; +26,591). See Annex Table 1, Passenger Traffic for more detail.

Of total passenger traffic, 86.5% was domestic, and 13.5% was international. Commercial aviation accounted for 97.9% of passenger traffic, and general aviation, 2.1%. Monterrey generated 49.3% of passenger traffic, Culiacán, 8.6%, and Chihuahua, 6.4%.

Domestic passenger traffic increased 14.1% (+418,747 passengers). Eleven airports increased domestic traffic. Monterrey (+21.2%; +288,304) increased traffic on the Mexico City, Cancún, Bajío, Querétaro, Chihuahua, Veracruz, and Villahermosa routes. Tampico (+24.9%; +37,217) traffic rose as a result of increases on the Monterrey, Guadalajara, and Villahermosa routes. San Luis Potosí (+63.2%; +28,913) increased traffic on its Mexico City and Monterrey routes. Ciudad Juárez (+14.4%; +26,653) increased traffic on its Mexico City route. Chihuahua (+11.0%; +22,469) increased traffic on its Mexico City and Monterrey routes. The most important decrease was in Culiacán (-7.0%; -25,058) as a result of lower traffic on the Tijuana and Guadalajara routes.

Eleven domestic routes opened during the quarter, while six domestic routes closed.

3

International passenger traffic increased 16.1%. Eight airports increased international traffic. Monterrey (+20.2%; +48,785 passengers) was the largest contributor to growth, with increased traffic on its Houston route.

During the quarter, eight new international routes opened.

Air Cargo volumes increased 1.9%. Of total air cargo volume, 65.8% was domestic and 34.2% was international.

Non-Aeronautical and Commercial Operations

The continuous improvement in the commercial and services offerings and the implementation of OMA’s commercial strategy resulted in the opening of 33 commercial spaces or initiatives in 4Q14, including passenger services, hotel promotion, advertising, restaurants, a VIP lounge, and several stores. The commercial space occupancy rate was 96.1% in 4Q14.

4

NH Terminal 2 Hotel Operations

The operation of the NH T2 hotel in the Mexico City International Airport continued to strengthen. Revenues rose 5.8%, principally as a result of a 2.1% increase in the average room rate and a 230 basis point increase in the occupancy rate, which reached 81.4%.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 13.9% to Ps. 648 million. Domestic passenger charges increased 18.4%, principally as the result of higher passenger volumes. International passenger charges decreased 0.8%. Other aeronautical services revenue increased 13.6%, principally as a result of increases in revenues from platform operations and overnight fees.

Monterrey contributed 47.4% of aeronautical revenues, Culiacán, 8.6%, Chihuahua, 6.3%, and Mazatlán, 5.7%.

Aeronautical revenue per passenger was Ps. 165.0.

Non-aeronautical revenues increased 14.7% to Ps. 249 million, or 27.8% of the sum of aeronautical and non-aeronautical revenues. This represents the highest quarterly share of non-aeronautical revenues in OMA’s history, and is the result of the commercial and diversification initiatives.

5

(Ps. Thousands)	4Q13	4Q14	% Var	2013	2014	% Var
Commercial Activities:						
Parking	*33,518*	*39,966*	*19.2*	*128,013*	*146,167*	*14.2*
Advertising	*25,528*	*32,043*	*25.5*	*80,186*	*87,420*	*9.0*
Retail (1)	*14,114*	*16,544*	*17.2*	*57,050*	*63,017*	*10.5*
Restaurants	*11,554*	*13,977*	*21.0*	*46,471*	*53,862*	*15.9*
Car Rentals	*11,857*	*13,419*	*13.2*	*45,634*	*48,821*	*7.0*
Passenger Services	*2,546*	*4,642*	*82.3*	*12,896*	*11,959*	*(7.3)*
Time Shares & Hotel Promotion	*3,559*	*3,564*	*0.1*	*14,370*	*14,626*	*1.8*
Communications and Networks	*3,897*	*3,617*	*(7.2)*	*13,156*	*13,337*	*1.4*
VIP Lounges	*1,275*	*2,262*	*77.4*	*5,038*	*6,953*	*38.0*
Financial Services	*1,109*	*1,299*	*17.2*	*4,558*	*4,740*	*4.0*
	-			-		
Total Revenues from Commercial Activities:	**108,956**	**133,082**	**22.1**	**407,372**	**452,651**	**11.1**
Diversification Activities:						
Hotel Services (NH Terminal 2 Hotel)	*47,485*	*50,241*	*5.8*	*176,510*	*195,742*	*10.9*
OMA Carga (Air Cargo Logistics Service)	*13,999*	*14,220*	*1.6*	*42,894*	*47,309*	*10.3*
Real Estate Services	*2,063*	*2,381*	*15.4*	*8,554*	*7,950*	*(7.1)*
Total Revenues from Diversification Activities:	**63,547**	**66,841**	**5.2**	**227,958**	**251,001**	**10.1**
Complementary Activities:						
Checked Baggage Screening	*19,030*	*22,275*	*17.1*	*64,375*	*79,090*	*22.9*
Leases (2)	*14,673*	*15,528*	*5.8*	*57,147*	*61,742*	*8.0*
Access Rights	*1,777*	*2,706*	*52.3*	*7,241*	*8,880*	*22.6*
Total Revenues from Complementary Activities:	**35,480**	**40,509**	**14.2**	**128,763**	**149,713**	**16.3**
Cost Recovery	**9,522**	**8,970**	**(5.8)**	**32,408**	**36,327**	**12.1**
Non-Aeronautical Revenues	**217,505**	**249,402**	**14.7**	**796,501**	**889,692**	**11.7**
Non-Aeronautical Revenues/Passenger (Ps.)	63.3	63.5	0.3	59.9	60.5	1.0

(1) Includes stores and duty free

(2) Leasing of space and other services to airlines and complementary service providers for non-essential activities

See Notes to the Financial Information

Commercial activities contributed an additional Ps. 24 million (+22.1%). The line items that contributed most to growth were:

•	Advertising revenues (+25.5%; +Ps. 7 million), as a result of new alternative advertising projects and direct sale of advertising space.
•	Parking revenues (+19.2%; +Ps. 6 million), principally as a result of higher passenger traffic, a new service model and promotions in Monterrey, and rate increases in several airports.
•	Revenue from retailers (+17.2%; +Ps. 2 million), as a result of store openings during the year, including five in 4Q14.
•	Restaurant revenues (+21.0%; +Ps. 2 million), principally as a result of openings during the year, including three in 4Q14, and an increase in participation rates.
•	Masterkey (+Ps. 2 million), the newest commercial initiative, is a loyalty program for passengers in OMA’s airports, which provides discounts and exclusive services for an annual membership fee.

Complementary activities generated an increase of Ps. 5 million (+14.2%). The service with the most significant growth was checked baggage screening (+17.1%; +Ps. 3 million), as a result of increased passenger volumes.

6

Diversification activities contributed an additional Ps. 3 million (+5.2%). NH T2 hotel revenues increased 5.8% to Ps. 50 million. Revenue per available room (RevPAR) was Ps. 1,497 in 4Q14, 4.9% higher than 4Q13.

Monterrey contributed 42.5% of non-aeronautical revenues, the NH T2 hotel 20.1%, Culiacán 8.6%, Chihuahua 6.3%, and Mazatlán 5.7%

Non-aeronautical revenues per passenger increased 0.3% to Ps. 63.5. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 2.5% to Ps. 50.7.

Construction revenues were Ps. 94 million; construction revenues represent the value of improvements to concessioned assets made during the quarter, and are equal to construction costs recognized, and do not generate either a gain or a loss. (See Notes to the Financial Information.)

Total revenues increased 6.3% to Ps. 992 million.

Costs and Operating Expenses

The ongoing efforts of OMA to control costs are reflected in results. Total cost of airport services and general and administrative expenses, which exclude those related to the hotel, increased 6.7%, somewhat above the rate of inflation, but well below the rate of growth of aeronautical and non-aeronautical revenues. The principal variations were:

▪	Other costs and expenses increased Ps. 18 million, principally because of an increase in the various provisions.
▪	Payroll expense (+12.0%), principally as a result of inflation adjustments to salaries, an increased provision for variable compensation, and an increase in medical insurance premiums.
▪	Minor maintenance (-25.6%), as a result of timing of work as compared to 2013. The annual minor maintenance program was completed fully.

Hotel costs and expenses rose 35.5%, as a result of travel agency commissions and minor maintenance.

7

The maintenance provision decreased 61.7%, as a result of a re-estimation in 4Q13 of long-term maintenance requirements for concessioned assets, taking into account their useful lives.

Construction costs are equal to construction revenues and do not generate a gain or loss.

The airport concession tax increased 22.3% because of the growth in revenues.

The technical assistance fee was Ps. 21 million and increased, as a result of the 51.1% increase in EBITDA (see Notes to the Financial Information for the calculation base).

Depreciation and amortization increased 27.1%, principally as a result of increased investments.

As a result of the foregoing, total costs and expenses decreased 10.5% to Ps. 627 million.

Adjusted EBITDA and Operating Income

Adjusted EBITDA increased 13.9% to Ps. 483 million in 4Q14, with an Adjusted EBITDA margin of 53.8%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income increased 56.3% to Ps. 365 million, with an operating margin of 36.8%.

8

Financing Expense

Financing expense was Ps. 88 million in 4Q14. The increase was principally the result of a higher level of debt and an increase in the exchange loss as a result of the depreciation of the peso, which was partially offset by a lower loss on the fair value of the maintenance provision and increased interest income.

Taxes

Taxes were a credit of Ps. 7 million. This includes Ps. 89 million in cash tax payments, as a result of an increase in the taxable base. Deferred taxes were a credit of Ps. 96 million. The variation in the deferred tax credit as compared to 4Q13 reflects the recognition of the benefit from the repeal of the IETU tax, which was recognized in the prior year period.

Net Income

Consolidated net income was Ps. 284 million, a decrease of 46.5%, principally as a result of the effect of the repeal of the IETU tax in 2013.

Earnings per share, based on net income of the controlling interest, were Ps. 0.72, or US$ 0.39 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

MDP and Strategic Investment Expenditures

Total investment expenditures were Ps. 252 million during 4Q14, including MDP projects and strategic investments. Expenditures under the MDP included improvements to concessioned assets (Ps. 94 million), various smaller accounts (Ps. 8 million), and major maintenance (Ps. 74 million), which was charged to the maintenance provision, reducing this long-term liability. Strategic investments were Ps. 76 million in 4Q14.

The most important investment expenditures during the fourth quarter included:

9

Debt

As of December 31, 2014, total debt was Ps. 4,724 million and net debt was Ps. 1,916 million. The ratio of net debt to Adjusted EBITDA was 1.01.

(Ps. Thousands)	Maturity	Interest Rate	31/03/2013	31/03/2014
Short Term Debt				
Short Term Bond	28 days	3.64%	99,421	-
Working Capital				
Total Short Term Debt			**99,421**	-
Long Term Debt				
5-yr Bond, Ps. 1,300 mm: OMA11	2016	TIIE + 70 pb	1,300,000	-
Finance CAPEX and Refinance Debt	Bullet			
10-yr Bond, Ps. 1,500 mm: OMA13	2023	6.47%	1,500,000	1,500,000
Finance CAPEX and Refinance Debt	Bullet			
7-yr Bond, Ps. 3,000 mm: OMA14	2021	6.85%	-	3,000,000
Finance CAPEX and Refinance Debt	Bullet			
10-yr Term Loan - Private Export Funding Corporation	2021	3M Libor + 125 bp	161,951	153,879
Finance Security Equipment	Qtly. Amort.			
5-yr Term Loan	2017	3M Libor + 95 bp	18,024	11,189
Finance Safety Equipment	Qtly. Amort.			
5-yr Term Loan	2019	3M Libor + 265 bp	-	29,887
Finance Safety Equipment	Qtly. Amort.			
Subtotal Long Term Debt			2,979,975	4,694,955
Less: Commissions and Financing Expenses			(9,449)	(17,631)
Total Long Term Debt			**2,970,526**	**4,677,324**
Plus: Current Portion of Long Term Debt			33,588	47,077
Total Debt			**3,103,535**	**4,724,401**
Net Debt			**1,569,529**	**1,916,251**

See Notes to the Financial Information

10

Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

Cash Flow Statement

For the full year 2014, operating activities generated cash of Ps. 1,504 million compared to Ps. 1,105 million during 2013. The increase was principally the result of increased revenues, lower costs, tax recoveries, and an increase in accounts payable.

Investing activities used cash of Ps. 326 million. The most important line items were Ps. 229 million for investment in airport concessions and Ps. 188 million in property, plant and equipment.

Financing activities generated an inflow of Ps. 96 million. This amount included Ps. 3,938 million in borrowings, Ps. 2,350 in debt payments, and Ps. 1,189 million in a capital reimbursement paid to shareholders.

Cash increased Ps. 1,274 million in 2014. The balance of cash and cash equivalents was Ps. 2,808 million as of December 31, 2014. (See Annex Table 4).

2015 Outlook

OMA estimates that total passenger traffic growth for 2015 will be between 6% and 8%. The growth in aeronautical revenues is estimated to be between 7% and 9% and growth in non-aeronautical revenues is expected to be between 13% and 16%.

The Adjusted EBITDA margin is expected to be between 53% and 55%.

Two diversification in Monterrey projects are expected to start operations during 2015: the Hilton Garden Inn and the first phase of the Industrial Park, which includes urbanization works and the first 5,000 m2 warehouse.

Master Development Plan investments are expected to be in the range of Ps. 500 to 700 million, net of the recognition of land purchases made in prior years (Ps. 131 million in 2015). In addition, strategic investments, principally for diversification projects, are expected to be in the range of Ps. 100 to 200 million.

OMA is providing this outlook based on internal estimates. A number of factors could have a significant effect on the estimates of traffic, revenue growth, Adjusted EBITDA, and Capex. These include changes in airline expansion plans, ticket prices and other factors affecting traffic volumes, the evolution of commercial and diversification projects, and economic conditions including oil prices, among others. OMA can provide no assurance that the Company will achieve these results.

Subsequent Events

OMA is a component of the Bolsa’s Sustainability Index. On January 30, 2015, the Mexican Stock Exchange again included OMA as a component of the IPC Sustainability Index for the period February 3, 2015 to January 29, 2016. This reflects the efforts of the Company to adopt best practices in the area of sustainability.

Culiacán Airport voted best regional airport in Latin America and the Caribbean. ACI, the Airports Council International awarded the Culiacán airport the ASQ (Airport Service Quality) Award in the category of best airport with under two million passengers per year in Latin America and the Caribbean.

11

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 4Q14 earnings conference call on February 24, 2015 at 11 am Eastern time, 10 am Mexico City time.

The conference call is accessible by calling 1-888-364-3108 toll-free from the U.S. or 1-719-325-2402 from outside the U.S. The conference ID is 2683020. A taped replay will be available through March 3, 2015 at + 1-877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

12

Annex Table 1

13

Annex Table 2

14

Annex Table 3

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Income
(Thousands of Pesos)

	4Q13	4Q14	% Var	2013	2014	% Var
Revenues						
Aeronautical Revenues	569,164	648,187	14	2,268,869	2,532,667	11.6
Non-Aeronautical Revenues	217,505	249,402	14.7	796,501	889,692	11.7
Aeronautical Revenues + Non-Aeronautical Revenues	**786,669**	**897,589**	**14.1**	**3,065,370**	**3,422,359**	**11.6**
Construction Revenues	146,689	94,268	(35.7)	352,688	307,327	(12.9)
Total Revenues	**933,358**	**991,857**	**6.3**	**3,418,058**	**3,729,686**	**9.1**
Operating Costs						
Cost of Services	191,635	207,123	8.1	725,329	772,947	6.6
Major Maintenance Provision	140,124	53,713	(61.7)	263,167	179,933	(31.6)
Construction Costs	146,689	94,268	(35.7)	352,688	307,327	(12.9)
General and Administrative Expenses	135,700	149,898	10.5	501,233	536,034	6.9
Concession Taxes	38,663	47,292	22.3	148,159	171,670	15.9
Technical Assistance Fee	12,634	20,742	64.2	66,643	82,461	23.7
Airport Depreciation and Amortization	45,781	59,357	29.7	181,007	204,099	12.8
Hotel Depreciation and Amortization	4,881	5,031	3.1	20,219	19,883	(1.7)
Depreciation and Amortization	50,662	64,388	27.1	201,226	223,982	11.3
Other expenses (Revenues) - Net	(16,367)	(10,814)	(33.9)	(49,782)	(30,912)	(37.9)
Total Operating Costs and Expenses	**699,740**	**626,610**	**(10.5)**	**2,208,663**	**2,243,442**	**1.6**
Operating Income	**233,618**	**365,247**	**56.3**	**1,209,395**	**1,486,244**	**22.9**
Operating Margin (%)	25.0%	36.8%	**0.0**	35.4%	39.8%	
Financing (Expense) Income:						
Interest Income	18,638	19,675	5.6	72,650	77,150	6.2
Interest (Expense)	(45,985)	(70,366)	53.0	(178,377)	(260,438)	46.0
Exchange Gain (Loss) - Net	(5,423)	(17,650)	225.5	(6,198)	(22,462)	262.4
Gain (Loss) for Changes in Fair Value	(23,305)	(19,432)	(16.6)	(30,982)	(3,931)	(87.3)
Total Financing (Expense) Income	**(56,075)**	**(87,773)**	**56.5**	**(142,907)**	**(209,682)**	**46.7**
Income before Taxes	**177,543**	**277,474**	56.3	**1,066,488**	**1,276,562**	**19.7**
Income Tax	**(354,499)**	**(6,937)**	**(98.0)**	**(134,876)**	**249,602**	**(285.1)**
Consolidated Net Income	**532,042**	**284,411**	**(46.5)**	**1,201,364**	**1,026,960**	**(14.5)**
Other Comprehensive Income:						
Actuarial Gains (Losses)	(2,851)	437	(115.3)	(2,851)	437	(115.3)
Deferred Tax Effect	843	(131)	(115.5)	843	(131)	(115.5)
Consolidated Comprehensive Income	**530,034**	**284,717**	**(46.3)**	**1,199,356**	**1,027,266**	**(14.3)**
Consolidated Net Income attributable to:						
Non-Controlling Interest	**652**	**706**	**8.3**	1,728	2,266	31.1
Controlling Interest	**531,390**	**283,705**	**(46.6)**	1,199,636	1,024,694	(14.6)
Consolidated Comprehensive Income attributable to:						
Non-Controlling Interest	**652**	**706**	**8.3**	1,728	2,266	31.1
Controlling Interest	**529,382**	**284,011**	**(46.4)**	1,197,628	1,025,000	(14.4)
Weighted Average Shares Outstanding	399,052,350	396,493,090	0.0	399,052,350	396,493,090	
EPS (Ps.)	1.33	0.72	(46.1)	3.01	2.58	(14.0)
EPADS (US$)	0.82	0.39	(52.2)	1.84	1.40	(23.8)
EBITDA	**284,280**	**429,635**	**51.1**	**1,410,621**	**1,710,226**	**21.2**
EBITDA Margin (%)	30.5%	43.3%	0	41.3%	45.9%	
Adjusted EBITDA	**424,404**	**483,348**	**13.9**	**1,673,788**	**1,890,159**	**12.9**
Adjusted EBITDA Margin (%)	53.9%	53.8%	-	54.6%	55.2%	

See Notes to the Financial Information

15

Annex Table 4

Unaudited Consolidated Cash Flow Statement

(Thousands of Pesos)

	As of December 31st, 2013	2014	% Var.
Operating Activities			
Consolidated Net Income	**1,201,364**	**1,026,960**	**(14.5)**
Income Tax	(134,876)	249,602	(285.1)
Doubtful Accounts Provision	(3,727)	1,296	(134.8)
Items in Results Related to Investing Activities			
Depreciation and Amortization	201,226	223,982	11.3
(Profit) / Loss on Sales of Machinery and Equipment - Net	(30,967)	1,653	
Major Maintenance Provision	263,167	179,933	(31.6)
Interest Income	(72,650)	(77,150)	6.2
Items in Results Related to Financing Activities			
Interest Expense	178,377	260,438	46.0
Non-Paid Exchange Fluctuation	3,340	28,015	738.8
Changes in Fair Value	30,982	3,931	(87.3)
	1,636,236	**1,898,660**	**16.0**
Changes in:			
Trade Accounts Receivable - Net	(13,234)	(16,417)	24.1
Recoverable Taxes	(108,452)	99,313	n.a.
Other Accounts Receivable	(46,759)	(30,600)	(34.6)
Accounts Payable	42,014	19,613	(53.3)
Taxes and Accrued Expenses	(133,557)	(129,827)	(2.8)
Taxes Paid	(275,701)	(151,316)	(45.1)
Accounts Payable to Related Parties	113,962	(35,329)	n.a.
Major Maintenance Provision	(228,849)	(219,682)	(4.0)
Other Long Term Liabilities	19,586	69,847	256.6
Net Flow from Operating Activities	**1,005,246**	**1,504,262**	**49.6**
Investment Activities			
Land, Building, Machinery and Equipment Acquisition	(79,641)	(187,604)	135.6
Investment in Airport Concessions	(347,051)	(228,847)	(34.1)
Other Assets	(669)	(20,803)	3,009.6
Charge for Sale of Machinery and Equipment	64,203	441	n.a.
Insurance recoveries	19,628	33,887	72.6
Interest Income	72,650	77,150	6.2
Net Flow from Investing Activities	**(270,880)**	**(325,776)**	**20.3**
Cash Flow before Financing Activities	**734,366**	**1,178,486**	**60.5**
Financing Activities			
Repurchase of Shares	(24,608)	(154,500)	527.8
Loans - Disbursed	2,497,524	3,938,325	57.7
Loans - Paid	(1,485,538)	(2,349,961)	58.2
Interest Expense	(149,949)	(181,562)	21.1
Increase in the Non-Controlling Interest	6,690	31,937	377.4
Capital Reimbursement	(1,196,912)	(1,188,581)	n/a
Net Cash Flow from Financing Activities	**(352,793)**	**95,658**	**(127)**
Net Increase (Reduction) in Cash and Cash Equivalents	**381,573**	**1,274,144**	**233.9**
Cash and Equivalents at Beginning of Period	1,152,433	1,534,006	33.1
Cash and Equivalents at End of Period	**1,534,006**	**2,808,150**	**83.1**

See Notes to the Financial Information

16

Annex Table 5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of December 31, 2013 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-In Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2012	**399,127,527**	**3,897,168**	**29,786**	**2,083,582**	**404,774**	**(7,923)**	**8,569**	**6,415,956**
Capital Reimbursement		(1,200,000)						(1,200,000)
Reissuance (Repurchase) of Shares - Net	(568,310)	(3,832)			(20,776)			(24,608)
Accumulated effect for nominal valuation of Treasury Shares		5,355			(5,355)			-
Decrease in Repurchase Reserve				4,774	(4,774)			-
Increase in Non-Controlling Interest							6,690	6,690
Comprehensive Income (Loss)				1,199,636		(2,008)	1,728	1,199,356
Balance as of December 31, 2013	**398,559,217**	**2,698,691**	**29,786**	**3,287,992**	**373,869**	**(9,931)**	**16,987**	**6,397,394**

See Notes to the Financial Information

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of December 31, 2014 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-in Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2013	**398,559,217**	**2,698,691**	**29,786**	**3,287,992**	**373,869**	**(9,931)**	**16,987**	**6,397,394**
Capital Reimbursement		(1,200,000)						(1,200,000)
Reissuance (Repurchase) of Shares - Net	(3,179,367)	(21,438)			(133,062)			(154,500)
Increase in Non-Controlling Interest							31,937	31,937
Comprehensive Income (Loss)				1,024,636		247	2,387	1,027,270
Balance as of December 31, 2014	**395,379,850**	**1,477,253**	**29,786**	**4,312,628**	**240,807**	**(9,684)**	**51,311**	**6,102,101**

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Annex Table 6

18

Annex Table 7

In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

Company	Name
Actinver Casa de Bolsa	Ramón Ortiz
Bank of America Merrill Lynch	Sara Delfim
Barclays Bank PLC	Pablo Monsiváis
BBVA Bancomer	Jean Baptiste Bruny
Citigroup	Stephen Trent
Credit Suisse	Santiago Perez Teuffer / Ana Zinser / Bruno Savaris
Deutsche Bank	Esteban Polidura / Daniela Najar
Grupo Bursátil Mexicano (GBM)	Bernardo Vélez / Luis Willard
Grupo Financiero Interacciones	Francisco Guzmán
HSBC	Ravi Jain / Alexandre Falcao
Intercam Casa de Bolsa	Alejandra Marcos
Invex	Pablo Arizpe / Octavio Díaz
Itaú BBA	Thais Cascello/ Renata Faber/ Renato Salomone
J.P. Morgan	Fernando Abdalla / Carlos Louro
Morgan Stanley	Eduardo S. Couto
Santander	Ana Gabriela Reynal
Scotiabank	Francisco Suárez
Signum Research	Javier Romo
UBS Brasil CCTVM	Victor Mizusaki / Rodrigo Fernandes
Vector	Marco Montañez

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization minus construction revenue plus construction expense and maintenance provision. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provide a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies. Adjusted EBITDA is not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third-party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

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Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the third five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: This fee is charged as the higher of US$ 3.0 million per year or 5% of EBITDA before technical assistance. The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

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Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

▪ Website:	http://www.oma.aero
▪ Twitter:	http://twitter.com/OMAeropuertos
▪ Facebook:	http://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: February 24, 2015